Exhibit 99.1

Mountain Province Diamonds Announces Filing of Gahcho Kué Definitive Feasibility Study

Shares Issued and Outstanding: 77,341,973
TSX: MPV
NYSE AMEX: MDM

TORONTO and NEW YORK, Dec. 7 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NYSE AMEX: MDM) today announced that the National Instrument 43-101 ("NI 43-101) Technical Report on the Gahcho Kué Project has been filed and can be accessed on SEDAR and the Company's website. The results of the independent definitive feasibility study, dated October 15, 2010, were released on October 21, 2010. JDS Energy and Mining Inc. ("JDS") led the feasibility study, which was presented to the Gahcho Kué Joint Venture (JV) between Mountain Province (49%) and De Beers Canada Inc. ("De Beers") (51%) (collectively, the "Partners").

Financial and Project Highlights:

º	Project IRR including sunk costs	20.7%*
º	Project IRR excluding sunk costs	33.9%*
º	Initial project capital	C$549.5M
º	Working capital	C$49.4M
º	Sustaining capital including mine closure	C$36.1M
º	Operating costs	C$48.68 per tonne
º	Project mine life	11 years
º	Average annual production	3 million tonnes
º	Total diamond production	49 million carats
º	Average annual diamond production	4.45 million carats
º	Diamond price	US$102.48 per carat**

*After taxes/royalties and unleveraged

**The base case model uses an average realized diamond price of US$102.48 per carat derived from the mean average between the modeled values of De Beers and WWW International Diamond Consultants (based on their respective April 2010 price books) inclusive of a real 1% escalation over LOM less an assumed 4% marketing fee.

Commenting, Mountain Province President and CEO Patrick Evans said: "The feasibility study delivers an economically viable, technically credible and environmentally sound development plan for the Gahcho Kué Project. Our immediate focus now is the completion of the Gahcho Kué Environmental Impact Statement, which will be filed with the Mackenzie Valley Environmental Review Board before the end of the year."

Qualified Person

The feasibility study was prepared by an integrated independent engineering team led by JDS Energy and Mining. Mr. Daniel Johnson, P. Eng has reviewed and approved the contents of this release.

About Mountain Province

Mountain Province is a 49% participant in the Gahcho Kué JV with De Beers Canada (51%). Located in Canada's Northwest Territories, the Gahcho Kué Project consists of a cluster of kimberlites, three of which have a probable mineral reserve of 31.3 million tonnes grading 1.57 carats per tonne for total diamond content of 49 million carats.

Cautionary Note to U.S. Investors

The Feasibility Study was prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the United States securities laws.  The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in Industry Guide 7 ("Industry Guide 7") under the U.S. Securities Act. Under Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the United States Securities and Exchange Commission ("SEC"). Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Forward-Looking Statement

This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provisions of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

%CIK: 0001004530

For further information:

Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
Phone: (416) 670-5114

www.mountainprovince.com
E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 10:23e 07-DEC-10